WSI Industries, Inc.

213 Chelsea Road

Monticello, Minnesota 55362

February 3, 2017

VIA EDGAR

Mr. Martin James, Senior Assistant Chief Accountant

Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	WSI Industries, Inc.
Form 10-K for the Fiscal Year Ended August 28, 2016
Form 10-Q for the Quarterly Period Ended November 27, 2016
File No. 0-00619

Dear Mr. James:

This letter is in response to your letter of January 26, 2017, commenting on WSI Industries, Inc.’s (the “Company”) Form 10-K for the year ended August 28, 2016 and Form 10-Q for the quarterly period ended November 27, 2016. We have repeated the comments from your letter below, followed by our responses.

Form 10-K for the Fiscal Year Ended August 28, 2016

Item 9a. Controls and Procedures.

Management’s Report on Internal Control Over Financial Reporting, page 13

1. We note that your Management´s Report on Internal Control over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment. Please tell us the COSO framework used by your management and, as required by Item 308(a)(2) of Regulation S-K, revise the report in future filings to identify the framework used.

The Company is currently following the COSO 1992 framework. Being a smaller reporting company, the Company has not yet adopted the COSO 2013 framework. However, the Company will, during its current fiscal 2017 year ending August 27, 2017, adopt the COSO 2013 framework. In future filings, beginning with the Form 10-K for the year ended August 27, 2017, the report will identify the COSO framework used in managements’ assessment of internal control over financial reporting.

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 21

2. We note that your auditors are Schechter Dokken Kanter Andrews & Selcer Ltd. However, the signature line and the name of the audit firm are not clearly presented since the names Schechter Dokken Kanter appear on the signature line in italicized text while the names Andrews & Selcer Ltd. appear underneath the bold line in normal font. In future filings, please revise so that both the signature and the name of the firm on the report are clearly presented. This comment also applies to the consent provided in Exhibit 23. Please refer to Item 302 of Regulation S-T which provides guidance on including signatures in electronic filings.

In future filings, beginning with the Form 10-K for the year ended August 27, 2017, the Company will revise so that both the signature and the name of the firm on the report are clearly presented.

Note 1. Summary of Significant Accounting Policies

Goodwill, page 27

3. In the fourth quarter of fiscal 2016, you performed a qualitative evaluation of your goodwill and concluded that it was more likely than not that your goodwill was not impaired. We note that your sales and net income in fiscal 2016 were lower than each of the prior two years. Please tell us about your analysis and how you considered the fact that your net asset value is significantly greater than your market capitalization. Refer to ASC 350-20-35C(g) and 35-3E.

In accordance with ASC 350-20-35-3C, the Company considers numerous factors when evaluating potential impairment of goodwill including the events and conditions described in paragraphs (a) through (g) of ASC 350-20-35-3C as well as recent sales, overall profitability, the strength of the balance sheet, customer relationships and future business prospects. The Company’s recent performance has been affected, in large measure, by the decline in the energy market due to the decline in the price of oil. The Company is operating at about fifty percent of capacity from an equipment perspective. The Company considers this decline in the energy market and in the US manufacturing industry serving this market to be a temporary macroeconomic condition. Likewise, the Company believes that the resulting recent decrease in sales and idle capacity due to this slowing in this sector in the economy is temporary and does not indicate an impairment in goodwill when considered with the totality of other factors. The Company believes that any upturn in the energy sector or in general US manufacturing will most likely improve gross margins and net income. Despite the prior two years sales decreases, the Company had six consecutive years of sales growth from fiscal 2010 to fiscal 2015 and the sales for the fiscal year ended August 28, 2016 were still approximately double the level of sales from the fiscal year ended August 30, 2009.

The Company’s industry of contract manufacturing has not changed substantially in recent years. The level of competition and the markets for the Company’s services has remained relatively steady. The Company has experienced minimal cost increases in recent years, and has the ability to pass raw material price increases on to its customers.

The Company also considers the strength of its balance sheet in the consideration of any impairment of goodwill. Certain key financial ratios improved or remained strong in the fiscal year ended August 28, 2016 including a decrease in the debt to equity ratio, as well as increases in the current ratio and the level of working capital. In addition, the Company generated approximately $3 million in cash flow from operations during the fiscal year ended August 28, 2016 and had positive cash flow from operations for the prior two fiscal years. The Company has approximately $5 million in cash and restricted cash at year end and the level of cash and restricted cash has increased approximately $1.75 million since the end of fiscal 2014.

Management has remained consistent at the Company with the CEO and CFO having seven years and eighteen years of tenure, respectively. The Company has not experienced a change in the composition or carrying amount of its assets and does not expect to dispose of a portion or all of its reporting unit (the Company).

The Company is reluctant to place reliance on its market capitalization based on the stock market. The Company is very small by public company standards and is very thinly traded with a fifty day average of 8,000 shares per day being traded and on some days zero shares change hands. There are no analysts covering the Company to further develop an active market for the Company’s stock. With the limited interest from a market perspective, the Company feels that the market capitalization may not represent the true value of the Company. In addition, based on our analysis in comment 4 below, we believe our net assets are not impaired and properly valued. The end result of this is that our net asset value exceeds our market capitalization at the present time, however the Company believes that the more qualitative factors discussed in this response override this circumstance.

In its goodwill impairment analysis, the Company also considers the value of its long-term business relationships with its customers. The Company’s largest customer has been a customer since 1998. The Company’s second and third largest customers have been customers since the 1980’s. These strategic relationships have a large intangible value and are a significant asset to the Company.

The Company remains optimistic about fiscal 2017 and beyond. One of the main challenges WSI faces is to diversify and grow the business. The Company has invested significant resources in its business development areas to amplify its sales effort. These investments have hurt the near term profitability of the Company, but the Company believes that these expenses will pay off in future periods with increased sales and ultimately profitability. The Company has been awarded several new programs in the past twelve months and is optimistic that these new programs and customers will grow.

Given the totality of the events and circumstances the Company has evaluated, the Company believes that it is not more likely than not that the fair value of the Company is less than the carrying value and believes the first and second steps of the goodwill impairment test are unnecessary.

Note 1. Summary of Significant Accounting Policies

Goodwill, page 27

4. Further, given the facts that your net asset value is significantly greater than your market capitalization and your most significant assets are your property, plant and equipment, please tell us how you considered whether there was an impairment of these assets or a change in their useful lives. Refer to ASC 360-10-35-17 and 35-21.

From an asset perspective, our assets consist primarily of current assets and property plant and equipment. Our current assets consist mainly of cash, accounts receivable and inventories. We consider our current assets to be fully realizable as we evaluate their potential impairment quarterly and make adjustments, if necessary, to their value. Approximately half of our assets excluding goodwill are current assets.

We have approximately $11.5 million in net property, plant and equipment at August 28, 2016. Of that, approximately $6.0 million relates to the Company’s land and building. During the Company’s fiscal second quarter ending February 26, 2017, the Company received, in connection with its application for a new mortgage, an independent fair market value appraisal of its land and building that exceeded the $6.0 million net book value. In addition, for its equipment, the Company periodically assesses the value of its equipment and any changes in potential useful life with the open market. These evaluations consist of inquiries to equipment dealers as well as attending equipment trade shows. The Company believes that the net book value of its equipment has a fair market value that, at a minimum, approximates its net book value. Based on these formal and informal analyses, the Company feels that its property, plant and equipment is not impaired.

In future filings, the Company will continue to evaluate whether its goodwill or its assets are impaired as required by ASC 350-20-35-3C(g) and 35-3E and ASC 360-10-35-17 and 35-21.

Note 6. Income Taxes, page 32

5. Please tell us the amount of research and development expenses incurred in each period presented and the underlying nature of the most significant activities or costs. In future filings provide the disclosure required by ASC 730-10-50-1.

The Company incurred the following research and development expenses for the following years ended:

August 28, 2016	$846,000
August 30, 2015	$942,000
August 31, 2014	$806,000

The research and development expenses consist primarily of engineering costs associated with the startup of new parts and programs and the development and testing of improvements on existing parts and programs. With each new part or program that the Company secures, the Company has to develop the methods to manufacture these parts. Once the methods have been established, they need to be tested and proven on the manufacturing floor. In many cases, these tests result in the methods being refined or overhauled based on the experiences from the manufacturing floor.

In future filings, beginning with the Form 10-K for the year ended August 27, 2017, the Company will provide the disclosure required by ASC 730-10-50-1.

Exhibit 23.1

6. We note that the consent of your independent registered public accounting firm refers to its report on a schedule in addition to the financial statements. However we note no schedule or auditors’ report on a schedule in the filing. Please request your auditors’ to ensure that their consent in future filings is consistent with the information included in the filing.

In future filings, beginning with the Form 10-K for the quarter ending August 27, 2017, the Company will request our auditors’ ensure that their consent is consistent with the information included in the filing.

Form 10-Q for the Quarterly Period Ended November 27, 2016

7. In the first quarter of fiscal 2017, we note that the difference between your net asset value and market capitalization continued to increase and, subsequent to the end of the quarter, your largest customer stated that it was discontinuing one of the product lines for which you provide parts. We also note that your sales and net income in the quarter were lower than the same quarter in the prior year. Please tell us whether you performed an interim assessment of the impairment of your property, plant, and equipment and goodwill. Refer to ASC 350-20-35-30 and ASC 360-10-35-21.

While the Company generally performs its formal assessment of property, plant and equipment and goodwill yearly, the Company continually evaluates potential impairment of its property, plant and equipment and goodwill on an interim basis in light of current events in accordance with ASC 350-20-35-30 and ASC 360-10-35-21. As noted in our 10-Q for the quarterly period ended November 27, 2016, the Company’s results were affected by a one-time plant shut-down of the Company’s largest customer. The Company noted that this one-time shut-down negatively affected sales and net income for the quarter. With the customer’s plant shut-down ending approximately January 1, 2017, the Company expects sales on the affected parts and programs to return to pre-shut-down levels with the exception of the discontinued product line. We view our results from the quarterly period ended November 27, 2016 as temporary and not necessarily indicative of future longer-term results.

While we announced that the discontinuation of the one product line from the Company’s major customer amounted to approximately fifteen percent of annualized sales, the Company also has new business awards and business returning from existing energy related customers that it believes will mitigate the loss of this business.

In combination with these factors, and the discussion of goodwill impairment in response to comment 3 above, we continue to believe our goodwill is not impaired.

In the future, we will continue to evaluate the impairment of property, plant and equipment and goodwill on an interim basis if there are indicators of a potential impairment in accordance with ASC 350-20-35-30 and ASC 360-10-35-21.

* * * * *

If you have any further comments or questions regarding this response, please contact the undersigned at 763-295-9202 or by electronic mail at psheely@wsci.com. Thank you for your attention to this matter.

Very truly yours,

WSI INDUSTRIES, INC.

/s/ Paul D. Sheely
Paul D. Sheely
Vice President & Chief Financial Officer